Methanex Corporation	1800 Waterfront Centre 200 Burrard Street	Telephone: 604 661 2600 Facsimile: 604 661 2676
Vancouver, B.C., Canada
	V6C 3M1	www.methanex.com

December 9, 2010
VIA FACSIMILE
Mr. John Hartz
Mr. Ernest Greene
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Stop 4631
Washington, D.C.
20549
Dear Mr. Hartz and Mr. Greene:

RE:	Methanex Corporation Form 40-F for Fiscal Year Ended December 31, 2009 File No. 0-20115
We have reviewed your comments outlined in your letter of November 18, 2010 relating to the captioned items and offer the following responses.
FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2009
Management’s Discussion and Analysis
Liquidity and Capital Resources
SEC Comment:
Cash Flows from Operating Activities, page 15
1.	You indicate that cash flows from operating activities before changes in non-cash working capital were $128 million in 2009 compared to $235 million in 2008. However, you have merely indicated that the decrease is primarily the result of lower earnings in 2009 compared to 2008. In future filings, please expand this disclosure to discuss the components that resulted in the decrease in cash flows used in operations as well as the underlying reasons for changes in these components. Please also discuss the components that resulted in the decrease in changes in non-cash working capital, with specific discussions for accounts receivable, inventories, prepaid expenses and accounts payable and accrued liabilities. Please revise your disclosure for all periods presented.

Our response:
We acknowledge the staff’s comment. In future filings, we will expand our disclosure related to the components that resulted in the changes and the reason for those changes in cash flows from operations and changes in non-cash working capital for all periods presented. This will include a discussion of the impact on changes in cash flows from operations of non-cash items included in net income. We will also expand the discussion related to the components that result in changes in non-cash working capital, with specific discussions for accounts receivable, inventories, prepaid expenses, and accounts payable and accrued liabilities.
Financial Statements
SEC Comment:
7. Long-term Debt, page 17
2.	In future filings, please disclose whether you are in compliance with your debt covenants as of December 31, 2009. Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.
Our response:
We were in compliance with our debt covenants as of all periods presented in the Form 40-F for Fiscal Year Ended December 31, 2009 under review. In future filings, we will disclose whether we are in compliance with debt covenants as of the reporting period and provide expanded disclosure of the specific terms of any material debt covenants with required ratios. Additionally, if it were to be reasonably likely we would not be able to meet our debt covenants we would disclose the actual ratios as of the reporting date.
Methanex Corporation (the Company) acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,
METHANEX CORPORATION

Ian P. Cameron
Senior Vice President, Corporate Development and Chief Financial Officer

cc:	KPMG
McCarthy Tetrault LLP

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